Exhibit 99.1

Goldcorp Reports Third Quarter 2016 Results and Reconfirms Production and Cost Guidance

(All amounts in US$ unless stated otherwise)

VANCOUVER, Oct. 26, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported its third quarter 2016 results.

Third Quarter 2016 Highlights

•	Net earnings attributable to shareholders of Goldcorp for the third quarter were $59 million, or $0.07 per share, compared to a net loss of $192 million, or loss of $0.23 per share in 2015. Net earnings were negatively affected by $0.04 per share of non-cash or other items that the Company believes are not reflective of the performance of the underlying operations.
•	Third quarter operating cash flows of $267 million and adjusted operating cash flows(1,2) of $341 million, of which $226 million(3) was used to repay debt, $56 million was used to fund the growth pipeline and $14 million was paid in dividends. Available liquidity at September 30, 2016 stood at $3.4 billion.
•	Gold production(1) of 715,000 ounces at all-in sustaining costs(1)(5) ("AISC") of $812 per ounce, compared to 922,000 ounces at AISC of $858 per ounce in 2015. 2016 guidance reconfirmed for gold production of between 2.8 and 3.1 million ounces at AISC of between $850 and $925 per ounce. The lower AISC reflects the Company's focus on cost reductions and the positive effects of the strengthening US dollar. The decrease was partially offset by lower production due to planned lower grades at Peñasquito and the exhaustion of surface stockpiles at Cerro Negro and Éléonore.
•	Inaugural gold indicated mineral resource of 4.5 million ounces and 0.9 million ounces of gold inferred mineral resource announced at Porcupine's new Dome Century project; study for potential large-scale, open pit mine underway. The dimensions of this mineralized envelope and a preliminary analysis indicate the potential to further extend mineralization well below the existing pit.
•	Robust project pipeline advancing well as expansions at Peñasquito and Musselwhite commence and acquisition of Coffee Project completed. Existing mine expansions are expected to contribute to gold production growth and lower unit operating costs in 2019. First gold production at the Coffee project is expected at the end of 2020.
•	Over 60% of targeted $250 million sustainable annual efficiencies identified. The Company is well underway toward achieving its $250 million target of sustainable annual efficiencies by 2018 as Porcupine identified additional improvement initiatives of $35 million.

"Improved performance from our flagship Peñasquito mine and low all-in sustaining costs drove a third quarter that generated solid financial results, as we begin to see the benefits to the bottom line of our program to realize $250 million in sustainable annual efficiencies from our existing business," said David Garofalo, Goldcorp President and Chief Executive Officer. "The value of our diversified portfolio in prolific mining camps was also evident with the definition of the new 5.4 million ounce Dome Century open pit resource in our 105 year-old Porcupine mining camp, which has the potential to substantially grow gold production."

FINANCIAL AND OPERATING RESULTS REVIEW

(millions except where noted)	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Gold production[1] (ounces)	715,000	922,000	2,112,000	2,555,000
Gold sales[1] (ounces)	686,000	942,000	2,101,000	2,672,000
Operating cash flows	$267	$443	$560	$1,022
Adjusted operating cash flows[1,2]	$341	$506	$737	$1,147
Net earnings (loss) attributable to shareholders of Goldcorp	$59	$(192)	$61	$113
Net earnings (loss) per share	$0.07	$(0.23)	$0.07	$0.14
By-product cash costs[1,5] (per ounce)	$554	$597	$606	$576
AISC[1,4] (per ounce)	$812	$858	$896	$865

Net income attributable to Goldcorp shareholders and net income per share in the third quarter of 2016 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations:

(millions except where noted)	Three months ended September 30, 2016
	Pre-tax	After-tax	Per share ($/share)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses	$-	$22	$0.03
Unrealized foreign exchange loss on Argentine peso denominated construction VAT receivable	$2	$2	$-
Restructuring costs	$6	$4	$0.01

Total cash costs on a by-product basis for the third quarter of 2016 were $554 per ounce, compared to $597 per ounce for the third quarter of 2015.  AISC for the third quarter of 2016 were $812 per ounce, compared to $858 per ounce in the third quarter of 2015.  The decrease in AISC was primarily due to lower production costs and the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos, partly offset by lower sales volumes at Peñasquito, Cerro Negro, Los Filos and Éléonore.

As of September 30, 2016, the Company had total liquidity of approximately $3.4 billion, including $0.4 billion in cash, cash equivalents and money market investments and a fully undrawn credit facility of $3.0 billion.

PROGRESS TOWARDS DELIVERING $250 MILLION OF SUSTAINABLE ANNUAL EFFICIENCIES

During the quarter, the Company continued the implementation of its productivity and cost optimization program to deliver $250 million in sustainable annual efficiencies by 2018 as it commenced a comprehensive performance improvement initiative which will take place at each of the mine sites. Porcupine was the first site to complete the review and the site has identified significant opportunities for value creation, driven primarily from improved productivity and higher output of high grade ore from Hoyle Pond. The Company expects that these initiatives at Hoyle Pond, along with several other opportunities involving mill related initiatives and general and administrative efficiencies, will deliver approximately $35 million of annual efficiencies toward the $250 million target. The Company believes that there is further potential to increase resources at Porcupine, beyond what is in our current mine plans, primarily associated with Hoyle Pond and has planned to undertake more drilling to confirm this.  Porcupine is also studying the potential to expand the Hollinger pit, with only a modest amount of incremental stripping required.  In addition, work is ongoing to identify potential synergies within the Timmins camp.

Porcupine's estimated annual savings supplement annual costs savings identified in the second quarter of $65 million at Cerro Negro and $55 million at corporate. Performance improvement efforts are expected to begin at Peñasquito in the fourth quarter of 2016, with efforts at Red Lake and Éléonore starting in the first quarter of 2017.

OPERATIONS REVIEW AND GUIDANCE

2016 Guidance and Outlook

The Company reconfirmed 2016 gold production guidance between 2.8 and 3.1 million ounces at AISC of between $850 and $925 per ounce. Fourth quarter production is expected to increase over the third quarter as Peñasquito continues mining higher grades.

Peñasquito, Mexico (100%-owned)

Third quarter gold production totaled 121,000 ounces at an AISC of $777 per ounce. Production declined compared to the third quarter of 2015 due to: lower grade, as expected, as a result of mine sequencing; lower throughput due to harder ore types processed; and lower recoveries associated with processing lower grade stockpile ore. Towards the end of the third quarter of 2016 mining shifted from the lower grade upper transitional ore into higher grade ore in the lower portion of the pit. Gold grade continues to improve during the fourth quarter of 2016 as the mine progresses deeper into the high-grade zone in the current phase. Tonnes milled are also expected to increase due to less planned maintenance.

AISC was higher compared to the third quarter of 2015, primarily as a result of lower gold production and lower by-product revenues, partially offset by lower operating costs and a weaker Mexican peso compared to the US dollar.

The Northern Well Field ("NWF") project, which will satisfy Peñasquito's long-term water requirements, ramped up as expected and reached full design capacity in the fourth quarter of 2016.

Cerro Negro, Argentina (100%-owned)

The operational focus at Cerro Negro remains on improving productivity through improved development rates, backfill capabilities, optimization of mine sequencing, cost reductions and the restructuring process that started in the second quarter of 2016.  This focus is expected to maximize net asset value over the long-term.

Third quarter gold production totaled 96,000 ounces at an AISC of $651 per ounce. Gold production decreased compared to the third quarter of 2015 due to the exhaustion of surface stockpiles by the end of 2015. As the planned mine ramp-up continues, ore mined increased by 22% for the nine months ended September 30, 2016 compared to the same period in 2015.  Ore mined in the third quarter of 2016 was negatively impacted by approximately 20 days of work stoppages that were associated with the workforce reduction related to the restructuring process.  Further work stoppages are possible as the restructuring process continues.

AISC for the three months were lower compared to the same period in 2015 due to a reduction of approximately 60% in the value of the Argentine peso compared to the US dollar, the impact of reductions in personnel (employees and contractors) and the elimination of Argentina's 5% tax on doré mineral exports, partially offset by high domestic inflation rates. Combined with mine improvement initiatives, Cerro Negro's restructuring process is expected to contribute sustainable annual savings of approximately $65 million in 2018.

The Company expects to complete a pre-feasibility study for additional veins at the Marianas Complex by the end of 2016. This work includes the design and development of Mariana Norte and Emilia in 2017 and 2018 to add to the current production from Mariana Central and Eureka. These plans are captured in the Cerro Negro Marianas Complex Life of Mine Study, which is focused on an optimal mine design, development execution plan, and production schedule to maximize net asset value.  The Company expects Cerro Negro to sustain its nameplate mill capacity of 4,000 tonnes per day in 2018.

Pueblo Viejo, Dominican Republic (40%-owned)

Third quarter gold production totaled 126,000 ounces at an AISC of $454 per ounce.  Gold production increased compared to the third quarter of 2015, primarily due to higher grades from mine sequencing and recoveries from processing higher grade ore and a lower amount of carbonaceous ore processed in 2016.  AISC for the third quarter were lower compared to the third quarter of 2015, primarily due to higher production and lower operating costs. The decrease in operating costs was primarily attributable to lower power, fuel and autoclave maintenance costs, partially offset by higher equipment rentals costs.

Red Lake, Ontario (100%-owned)

Third quarter gold production totaled 84,000 ounces at an AISC of $775 per ounce.  Gold production increased compared to the third quarter of 2015 due to increased throughput and higher grade.  New mining fronts and improved mining efficiencies from bulk mining in the Upper Red Lake and Sulphide zones were key enablers to the increased production.  AISC decreased 25% for the third quarter compared to the same period in 2015 due to higher production, lower operating costs, lower exploration and lower sustaining capital expenditures.

Trade-off studies on the rationalization of infrastructure continued to advance during the third quarter and identified a number of opportunities. During the third quarter of 2016, the Number One Shaft was placed on care and maintenance and plans are in place to shut down the Red Lake mill in the first quarter of 2017 and place the Campbell shaft on care and maintenance in the second quarter of 2017.  This will consolidate the path of ore from the mined stope to surface from four shafts to two and reduce operating and maintenance costs.

Éléonore, Quebec (100%-owned)

Third quarter gold production totaled 68,000 ounces at an AISC of $970 per ounce. Gold production decreased compared to the third quarter of 2015 as a result of lower tonnes and lower grades. Lower tonnage was the result of mill feed consisting of only mine material while the comparative period in 2015 included significant feed from surface stockpiles. The lower grade for the third quarter was consistent with the mine plan. AISC was essentially unchanged compared to the same period in 2015.

Éléonore commenced production utilizing a temporary hoisting system in the exploration shaft, supplemented with truck haulage to surface from the higher ore horizons while construction on a production shaft advanced.  At the end of the third quarter of 2016, the production shaft construction including the ore handling system on the 690 meter level was completed and commissioned and hoisting commenced early in October. Increased production levels, development efficiencies and reduced operating costs are anticipated as a result of the production shaft completion. An additional loading pocket near the bottom of the production shaft will be completed in the fourth quarter of 2016 which will enable development of the lower zones of the mine. The exploration shaft will be decommissioned in the first quarter of 2017 and used for ventilation.

Mine production for the nine months ended September 30, 2016 is in line with the planned annual average of between 4,700 to 5,000 tonnes per day of ore from four production horizons. With the completion of the production shaft, the mine will continue to ramp up ore production in line with the mine plan designed to maximize the net asset value of the mine as a further two production horizons are brought on line by 2018.  The production ramp-up to 7,000 tonnes per day is expected to be completed in the first half of 2018.

Porcupine, Ontario (100%-owned)

Third quarter gold production totaled 64,000 ounces at an AISC of $947 per ounce. Production decreased compared to the third quarter of 2015 as a result of long term surface stockpiles being depleted by the end of the second quarter of 2016. AISC for the third quarter were lower than the same period in 2015 due to lower sustaining capital expenditures from the completion of the Hoyle Deep project and lower operating costs.

During the third quarter, Porcupine commenced a comprehensive performance improvement effort which the Company expects will result in approximately $35 million in annual sustainable productivity improvements and cost savings in 2018.

Musselwhite, Ontario (100%-owned)

Third quarter gold production totaled 59,000 ounces at an AISC of $753 per ounce. Production for the third quarter was lower than the comparative period in 2015 due to lower mined tonnes as a result of mine sequencing.   AISC were higher than third quarter of 2015, primarily as a result of lower gold production, partially offset by lower sustaining capital.

PROJECT PIPELINE REVIEW

Peñasquito District

Pyrite Leach (100%-owned)

The Pyrite Leach Project ("PLP") has an expected capital investment of approximately $420 million and is expected to increase overall gold and silver recoveries at Peñasquito by treating the zinc tailings before discharge to the tailings storage facility. Following approval of the PLP by the Board of Directors in July 2016, the contractor started ramping up detailed engineering, preparing bid packages for long lead time equipment, and mobilizing on site to begin construction activities of permanent facilities. The Company has hedged approximately 50% of the Mexican peso project expenditures at an average foreign exchange rate of 20.0 Mexican pesos to the US dollar.

Camino Rojo (100%-owned)

At Camino Rojo, located approximately 50 kilometres from Peñasquito, the pre-feasibility study on the oxide resource continued to advance and is on track to be completed by the fourth quarter of 2016.   Goldcorp is evaluating alternative strategies to maximize the value of the Camino Rojo project.

Musselwhite

Materials Handling (100%-owned)

Following the approval of the Materials Handling Project in July 2016, mobilization of the contractor occurred in August with lateral development commencing in September.  Winze raisebore construction is expected to commence in the first quarter of 2017.  The project is designed to provide an economic and practical means of transporting ore as the current ventilation system cannot support the additional haul truck fleet required to extend mine life.  The project will enable hoisting of ore through an underground winze and associated infrastructure which will result in reduced reliance on high-cost truck haulage. The project's capital investment is approximately $90 million.

Porcupine District

Dome Century (100%-owned)

A gold indicated mineral resource of 4.5 million ounces (130.6 million tonnes grading 1.07 grams per tonne) and 0.9 million ounces (35.0 million tonnes grading 0.81 grams per tonne) of gold inferred  mineral resource was announced at Porcupine's new Dome Century project and a concept study for a potential new large-scale open pit mine is underway.  A recent update to the geological model for Porcupine's Dome open pit additional mineralization, as a halo to high grade material which was previously mined from underground. The dimensions of this mineralized envelope and a preliminary analysis indicate the potential to further extend open pit mining well below the existing pit.  With the completion of the resource estimate, the concept study will evaluate the development of an expanded open pit on this zone. The concept study is expected to be completed in the first quarter of 2017 and, with positive results expected, will proceed for internal approval to fund a pre-feasibility study.

Borden (100%-owned)

The Borden project, located 160 kilometres west of Porcupine, has the potential to further enhance the long-term economics of Porcupine. The Company expects to complete phase one of a pre-feasibility study during the first quarter of 2017. An advanced exploration permit is expected by early 2017 to allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample.  The underground platform will further support exploration drilling of a deposit that remains open at depth and laterally. The final pre-feasibility study requires the completion of the bulk sample and is expected to be completed by the end of 2018.

Red Lake District

HG Young (100%-owned)

At the HG Young deposit, a high-grade exploration discovery near Red Lake, a concept study is advancing and is expected to be completed in the fourth quarter of 2016.  During the third quarter, exploration drilling continued with both surface and underground drills.  Assuming a positive business case based on the exploration results, the Company expects to commence a decline from surface that will provide access to the higher confidence areas for further exploration and bulk sampling and a pre-feasibility study in the first half of 2017.

Cochenour (100%-owned)

At Cochenour, exploration drilling continued through the third quarter.  In addition, sill development along the Upper Main Zone was completed on both the 3990 and 4060 foot levels and all material was processed through a sample tower.  In the fourth quarter of 2016, this material will be processed through the Red Lake mill. Following the mill processing, a reconciliation process will take place, analyzing the results from the underground face samples, muck samples, sample tower and mill. Results to date from the sample tower and silling are favourable.  The Cochenour project is currently undergoing a concept study, which is expected to be completed in the fourth quarter of 2016.

Coffee (100%-owned)

The Company completed the acquisition of Kaminak Gold Corporation, and its Coffee project ("Coffee"), on July 19, 2016. Coffee is a structurally hosted hydrothermal deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project located in a top tier mining jurisdiction.  Activities for the third quarter focused on review and optimization of the Kaminak feasibility study, planning for upgrades to site infrastructure, consultations with First Nations and initial studies to support the permitting processes.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

This release should be read in conjunction with Goldcorp's third quarter 2016 interim consolidated financial statements and Management's Discussion and Analysis ("MD&A") report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

Conference Call and Webcast

Date:	Thursday, October 27, 2016
Time:	10:00 a.m. (PDT)
Webcast:	www.goldcorp.com
Dial-in:	1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)
Replay:	1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)
Passcode:	5644646

The conference call replay will be archived on the website until November 27, 2016.

Footnotes

1.	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera, Pueblo Viejo and NuevaUnión subsequent to the formation of the joint venture on November 24, 2015.

2.	Adjusted operating cash flows comprises Goldcorp's share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to operate without reliance on additional external funding or use of available cash.

The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp's share of adjusted operating cash flows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net cash provided by operating activities of continuing operations	$267	$443	$560	$1,022
Adjusted operating cash flows provided by Alumbrera, Pueblo Viejo and NuevaUnión	74	63	177	118
Goldcorp's share of adjusted operating cash flows	$341	$506	$737	$1,140
Including discontinued operations
Adjusted operating cash flows – Wharf	-	-	-	7
Goldcorp's share of adjusted cash flows including discontinued operations	$341	$506	$737	$1,147

3.	Includes the Company's share of Alumbrera's and Pueblo Viejo's debt repayments of $36 million and $61 million, respectively.
4.	The Company has included a non-GAAP performance measure - total cash costs: by-product in this document. Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

The following tables provide a reconciliation of total cash costs to reported production costs:

	Production costs(1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (000's)	Total Cash Costs: by- product per ounce(2)(3)
Three months ended September 30, 2016	$615	$(276)	$-	$41	$-	$380	686	$554
Three months ended September 30, 2015	$788	$(305)	$-	$55	$25	$563	942	$597
Nine months ended September 30, 2016	$1,834	$(662)	$-	$101	$-	$1,273	2,101	$606
Nine months ended September 30, 2015	$2,264	$(908)	$(21)	$152	$54	$1,541	2,673	$576

(1) $23 million and $49 million in royalties are included in production costs for the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015– $17 million and $70 million, respectively).

(2) Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3) If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three and nine months ended September 30, 2016, would be $657 and $657 per ounce of gold, $10.93 and $10.83 per ounce of silver, $1.68 and $2.030 per pound of copper, $0.86 and $0.86 per pound of zinc, and $0.92 and $0.96 per pound of lead, respectively (three and nine months ended September 30, 2015 – $670 and $662 per ounce of gold. $8.08 and $8.7 per ounce of silver, $2.940 and $2.86 per pound of copper, $0.64 and $0.68 per pound of zinc, and $0.6 and $0.66 per pound of lead, respectively).

5.	AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore growth capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended September 30, 2016

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$43	$-	$1	$1	$34	$79	100	$777
Cerro Negro	44	-	-	2	18	64	99	651
Red Lake	42	-	3	1	18	64	82	775
Éléonore	58	-	-	1	5	64	66	970
Porcupine	48	-	1	3	9	61	64	947
Musselwhite	36	-	1	2	5	44	58	753
Other mines	55	-	1	5	6	67	68	983
Corporate	—	42	-	-	8	50	-	75
Total before associates and discontinued operations	$326	$42	$7	$15	$103	$493	537	$917
Pueblo Viejo	48	-	-	1	9	58	127	454
Other associate	6	-	-	1	-	7	22	330
TOTAL	$380	$42	$7	$17	$112	$558	686	$812

Three months ended September 30, 2015

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$60	$-	$-	$3	$42	$105	226	$467
Cerro Negro	96	-	-	2	17	115	157	731
Red Lake	45	-	7	1	25	78	75	1,028
Éléonore	78	-	-	1	5	84	85	974
Porcupine	52	-	-	3	17	72	71	1,018
Musselwhite	38	-	1	-	10	49	70	697
Other mines	97	-	2	5	25	129	108	1,195
Corporate	2	51	1	-	6	60	-	62
Total before associates and discontinued operations	$468	$51	$11	$15	$147	$692	792	$873
Pueblo Viejo	62	-	-	4	10	76	128	585
Other associate	33	-	-	2	7	42	22	1,925
Discontinued operations	-	-	-	-	-	-	-	-
TOTAL	$563	$51	$11	$21	$164	$810	942	$858

Nine months ended September 30, 2016

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$179	$-	$2	$4	$146	$331	264	$1,252
Cerro Negro	138	-	-	6	53	197	312	633
Red Lake	136	-	9	2	56	203	237	853
Éléonore	177	-	-	1	20	198	209	951
Porcupine	143	-	2	9	31	185	212	872
Musselwhite	102	-	4	2	17	125	186	671
Other mines	218	-	6	12	21	257	279	922
Corporate	—	149	1	-	20	170	-	81
Total before associates and discontinued operations	$1,093	$149	$24	$36	$364	$1,666	1,669	$980
Pueblo Viejo	133	-	-	3	28	164	335	488
Other associate	-	-	-	6	-	6	67	791
TOTAL	$1,273	$149	$24	$45	$392	$1,883	2,101	$896

Nine months ended September 30, 2015

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
Peñasquito	$ 197	$ -	$ 1	$ 8	$ 145	$ 351	698	$ 504
Cerro Negro	272	-	-	3	56	331	448	739
Red Lake	154	-	21	2	68	245	274	889
Éléonore	141	-	-	1	13	155	128	1,203
Porcupine	155	-	1	10	52	218	199	1,095
Musselwhite	118	-	5	1	25	149	186	796
Other mines	245	-	6	15	84	350	319	1,100
Corporate	2	159	5	-	25	191	-	71
Total before associates and discontinued operations	$ 1,284	$ 159	$ 39	$ 40	$ 468	$ 1,990	2,252	$ 883
Pueblo Viejo	176	-	-	7	34	217	357	607
Other associate	66	-	-	9	14	89	48	1,874
Discontinued Operations	15	1	-	-	1	17	16	996
TOTAL	$ 1,541	$ 160	$ 39	$ 56	$ 517	$ 2,313	2,673	$ 865

(1) AISC may not calculate based on amounts presented in these tables due to rounding.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; risks associated with restructuring and cost efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note Regarding Reserves and Resources

Scientific and technical information contained in this press release relating to Mineral Reserves and Mineral Resources was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Scientific and technical information in this press release relating to exploration results was reviewed and approved by Sally Goodman, PhD, PGeo, Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101.  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this press release that are considered to be material mineral properties to the Company are contained in Goldcorp's annual information form for the year ended December 31, 2015 and the current technical report for each of those properties, all available at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: This document has been prepared in accordance with the requirements of the Canadian securities laws which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards") which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under United States securities laws. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SUMMARIZED RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended
		September 30
Goldcorp's share (1)		2016	2015
Revenues		1,151	1,299
Gold produced (thousands of ounces)		715	922
Gold sold (thousands of ounces)		686	942
Silver produced (thousands of ounces)		7,700	11,300
Silver sold (thousands of ounces)		7,800	11,000
Copper produced (thousands of pounds)		16,900	12,300
Copper sold (thousands of pounds)		14,900	14,700
Lead produced (thousands of pounds)		33,700	49,200
Lead sold (thousands of pounds)		32,900	49,100
Zinc produced (thousands of pounds)		75,200	111,500
Zinc sold (thousands of pounds)		73,000	118,700
Average realized gold price (per ounce)		$1,333	$1,114
Average London spot gold price (per ounce)		$1,335	$1,124
Average realized silver price (per ounce)		$17.04	$13.01
Average London spot silver price (per ounce)		$19.62	$14.91
Average realized copper price (per pound)		$2.17	$2.29
Average London spot copper price (per pound)		$2.17	$2.38
Average realized lead price (per pound)		$0.89	$0.76
Average London spot lead price (per pound)		$0.85	$0.78
Average realized zinc price (per pound)		$1.08	$0.75
Average London spot zinc price (per pound)		$1.02	$0.84
Total cash costs – by-product (per gold ounce)		$554	$597
Total cash costs – co-product (per gold ounce)		$657	$670
All-in sustaining costs (per gold ounce)		$812	$858
All-in costs (per gold ounce)		$899	$949

Production Data:
Peñasquito:	Tonnes of ore mined (thousands)	13,600	10,591
	Tonnes of waste removed (thousands)	32,712	40,196
	Tonnes of ore milled (thousands)	9,029	9,419
	Average head grade (grams per tonne) – gold	0.69	1.08
	Average head grade (grams per tonne) – silver	25.36	32.72
	Average head grade (%) – lead	0.24	0.34
	Average head grade (%) – zinc	0.56	0.76
	Gold produced (thousands of ounces)	121	236
	Silver produced (thousands of ounces)	5,242	7,472
	Lead produced (thousands of pounds)	33,800	49,200
	Zinc produced (thousands of pounds)	75,200	111,500
	Total cash costs – by-product (per ounce)	$423	$267
	Total cash costs – co-product (per ounce of gold)	$849	$519
	All-in sustaining costs (per ounce)	$777	$467
Cerro Negro:	Tonnes of ore milled (thousands)	178	340
	Average mill head grade (grams per tonne) – gold	17.01	13.09
	Average mill head grade (grams per tonne) – silver	163.53	167.2
	Gold produced (thousands of ounces)	96	136
	Silver produced (thousands of ounces)	805	1,501
	Total cash costs – by-product (per ounce)	$450	$610
	Total cash costs – co-product (per ounce)	$533	$661
	All-in sustaining costs (per ounce)	$651	$731
Pueblo Viejo (40% share):	Tonnes of ore mined (thousands)	1,943	2,560
	Tonnes of waste removed (thousands)	2,074	1,539
	Tonnes of ore processed (thousands)	729	782
	Average mill head grade (grams per tonne) – gold	5.79	5.23
	Gold produced (thousands of ounces)	126	115
	Total cash costs – by-product (per gold ounce)	$376	$481
	Total cash costs – co-product (per gold ounce)	$418	$497
	All-in sustaining costs (per gold ounce)	$454	$585
Red Lake:	Tonnes of ore milled (thousands)	172	160
	Average mill head grade (grams per tonne)	17.12	15.69
	Gold produced (thousands of ounces)	84	78
	Total cash costs – by-product (per ounce)	$516	$601
	All-in sustaining costs (per ounce)	$775	$1,028
Éléonore:	Tonnes of ore milled (thousands)	458	536
	Average mill head grade (grams per tonne)	5.22	5.78
	Gold produced (thousands of ounces)	68	87
	Total cash costs – by-product (per ounce)	$876	$915
	All-in sustaining costs (per ounce)	$970	$974
Porcupine:	Tonnes of ore milled (thousands)	876	1,116
	Average mill head grade (grams per tonne)	2.41	2.16
	Gold produced (thousands of ounces)	64	71
	Total cash costs – by-product (per ounce)	$758	$725
	All-in sustaining costs (per ounce)	$947	$1,018
Musselwhite:	Tonnes of ore milled (thousands)	267	321
	Average mill head grade (grams per tonne)	7.12	7.28
	Gold produced (thousands of ounces)	59	71
	Total cash costs – by-product (per ounce)	$626	$541
	All-in sustaining costs (per ounce)	$753	$697
Los Filos:	Tonnes of ore mined (thousands)	2,267	4,737
	Tonnes of waste removed (thousands)	2,979	11,300
	Tonnes of ore processed (thousands)	2,219	4,720
	Average grade processed (grams per tonne)	0.75	0.82
	Gold produced (thousands of ounces)	47	70
	Total cash costs – by-product (per ounce)	$782	$1,275
	All-in sustaining costs (per ounce)	$938	$1,442
Marlin:	Tonnes of ore milled (thousands)	253	319
	Average mill head grade (grams per tonne) – gold	3.32	4.28
	Average mill head grade (grams per tonne) – silver	163	192
	Gold produced (thousands of ounces)	26	42
	Silver produced (thousands of ounces)	1,305	1,837
	Total cash costs – by-product (per ounce)	$869	$216
	Total cash costs – co-product (per ounce)	$1,101	$525
	All-in sustaining costs (per ounce)	$1,054	$759
Alumbrera (37.5% share):	Tonnes of ore mined (thousands)	3,445	3,637
	Tonnes of waste removed (thousands)	2,198	5,078
	Tonnes of ore milled (thousands)	3,151	2,933
	Average mill head grade (grams per tonne) – gold	0.34	0.25
	Average mill head grade (%) – copper	0.29	0.24
	Gold produced (thousands of ounces)	24	16
	Copper produced (thousands of pounds)	16,600	12,300
	Total cash costs – by-product (per gold ounce)	$237	$1,504
	Total cash costs – co-product (per gold ounce)	$604	$1,047
	All-in sustaining costs (per gold ounce)	$330	$1,925

Financial Data (including discontinued operation):
Cash flows from operating activities		$267	$443
Adjusted operating cash flows (Goldcorp's share) (2)		$341	$506
Net earnings (loss)		$59	$(191)
Net earnings (loss) per share – basic		$0.07	$(0.23)
Weighted average shares outstanding (000's)		849,158	830,202

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Revenues	$915	$1,098	$2,612	$3,303
Mine operating costs
Production costs	(523)	(658)	(1,550)	(1,918)
Depreciation and depletion	(267)	(394)	(770)	(1,072)
	(790)	(1,052)	(2,320)	(2,990)
Earnings from mine operations	125	46	292	313
Exploration and evaluation costs	(7)	(11)	(24)	(39)
Share of net earnings of associates and joint venture	47	7	111	23
Corporate administration	(42)	(51)	(149)	(159)
Restructuring costs	(6)	—	(45)	—
Earnings (loss) from operations, associates and joint venture	117	(9)	185	138
Gain (loss) on derivatives, net	1	(21)	2	(55)
Gain on dilution of ownership interest in associate	—	—	—	99
Gain on dispositions of mining interests, net of transaction costs	—	—	—	315
Finance costs	(34)	(34)	(103)	(104)
Other income (expenses), net	5	9	(1)	30
Earnings (loss) from continuing operations before taxes	89	(55)	83	423
Income tax expense	(30)	(136)	(22)	(355)
Net earnings (loss) from continuing operations	59	(191)	61	68
Net earnings from discontinued operation	—	—	—	46
Net earnings (loss)	$59	$(191)	$61	$114
Net earnings (loss) from continuing operations attributable to:
Shareholders of Goldcorp Inc.	$59	(192)	$61	$67
Non-controlling Interest	—	1	—	1
	$59	$(191)	$61	$68
Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.	$59	$(192)	$61	$113
Non-controlling interest	—	1	—	1
	$59	$(191)	$61	$114

Net earnings (loss) per share from continuing operations
Basic	$0.07	$(0.23)	$0.07	$0.08
Diluted	0.07	(0.23)	0.07	0.08
Net earnings (loss) per share
Basic	$0.07	$(0.23)	$0.07	$0.14
Diluted	0.07	(0.23)	0.07	0.14

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Net earnings (loss)	$59	$(191)	$61	$114
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss):
Unrealized gains (losses) on available-for-sale securities	28	(7)	83	(6)
Reclassification adjustment for impairment losses on available-for
sale securities recognized in net earnings	—	2	—	6
Reclassification adjustment for realized gains on disposition of
available-for-sale securities recognized in net earnings (loss)	(3)	—	(12)	(1)
Reclassification of cumulative unrealized gains on shares of Probe
Mines Ltd. ("Probe") on acquisition	—	—	—	(3)
	25	(5)	71	(4)
Items that will not be reclassified to net earnings (loss):
Remeasurements on defined benefit pension plans	1	—	—	(1)
Total other comprehensive income (loss), net of tax	26	(5)	71	(5)
Total comprehensive income (loss)	$85	$(196)	$132	$109

Total comprehensive income (loss) attributable to:
Shareholders of Goldcorp Inc.	$85	$(197)	$132	$108
Non-controlling interest	—	1	—	1
	$85	$(196)	$132	$109

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Operating activities
Net earnings (loss) from continuing operations	$59	$(191)	$61	$68
Adjustments for:
Dividends from associates	—	—	—	7
Reclamation expenditures	(6)	(17)	(22)	(49)
Items not affecting cash:
Write-down of inventories	3	43	10	43
Depreciation and depletion	267	394	770	1,072
Share of net earnings of associates and joint venture	(47)	(7)	(111)	(23)
Share-based compensation	13	14	43	44
Unrealized gains on derivatives, net	(3)	(4)	(6)	—
Gain on dilution of ownership interest in associate	—	—	—	(99)
Gain on dispositions of mining interests, net of transaction costs	—	—	—	(315)
Revision of estimates and accretion of reclamation and closure cost obligations	4	6	17	39
Deferred income tax expense (recovery)	26	77	(55)	123
Other	(17)	1	2	3
Change in working capital	(32)	127	(149)	109
Net cash provided by operating activities of continuing operations	267	443	560	1,022
Net cash provided by operating activities of discontinued operation	—	—	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	6	—	6	(43)
Expenditures on mining interests	(154)	(232)	(493)	(938)
Return of capital investment in associate	24	55	24	75
Proceeds from dispositions of mining interests, net of transaction costs	—	—	—	788
Interest paid	(6)	(15)	(21)	(64)
Proceeds (purchases) of money market investments and available-for-sale securities, net	22	(22)	49	(33)
Other	(3)	(1)	(1)	(2)
Net cash used in investing activities of continuing operations	(111)	(215)	(436)	(217)

Net cash provided by investing activities of discontinued operation	—	—	—	97
Financing activities
Debt repayments	(2)	(2)	(5)	(14)
Credit facility (repayment)	(125)	(835)	—	(840)
Finance lease payments	(2)	—	(4)	—
Dividends paid to shareholders	(14)	(75)	(81)	(321)
Common shares issued	—	—	3	20
Other	(1)	—	(23)	21
Net cash used in financing activities of continuing operations	(144)	(912)	(110)	(1,134)
Effect of exchange rate changes on cash and cash equivalents	—	1	—	—
Increase (decrease) in cash and cash equivalents	12	(683)	14	(225)
Cash and cash equivalents, beginning of the period	328	940	326	482
Cash and cash equivalents, end of the period	$340	$257	$340	$257

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At September 30	At December 31
	2016	2015
Assets
Current assets
Cash and cash equivalents	$340	$326
Money market investments	43	57
Accounts receivable	110	73
Sales and indirect taxes recoverable	369	273
Inventories	515	469
Income taxes receivable	27	67
Other	61	66
	1,465	1,331
Mining interests
Owned by subsidiaries	17,738	17,630
Investments in associates and joint venture	1,941	1,839
	19,679	19,469
Investments in securities	112	51
Deferred income taxes	44	50
Inventories	151	255
Other	136	272
Total assets	$21,587	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$519	$680
Debt	202	212
Income taxes payable	56	104
Other	53	53
	830	1,049
Deferred income taxes	3,677	3,749
Debt	2,479	2,476
Provisions	776	775
Finance lease obligations	249	267
Income taxes payable	130	161
Other	102	103
Total liabilities	8,243	8,580
Shareholders' equity
Common shares, stock options and restricted share units	18,052	17,604
Accumulated other comprehensive income (loss)	65	(6)
Deficit	(4,773)	(4,750)
	13,344	12,848
Total liabilities and shareholders' equity	$21,587	$21,428

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:50e 26-OCT-16